UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Loxo Oncology, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

548862101

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to ReceiveNotices and Communications)

January 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,080,897 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,080,897 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,897 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,080,897 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,080,897 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,897 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,080,897 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,080,897 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,897 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.15%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. AI Loxo Holdings 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,528,339 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,528,339 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,339 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.98%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. AI Life Sciences Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 552,558 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 552,558 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,558 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. AI LSI-SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 552,558 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,558 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. AI LSI Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 552,558 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 552,558 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,558 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 552,558 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,558 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.16%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 25,548,051 shares of Common Stock issued and outstanding, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Management, LLC (“AIM LLC”), Access Industries, Inc. (“Access”), Len Blavatnik, AI Loxo Holdings 2 LLC (“AI Loxo 2”), AI Life Sciences Investments LLC (“AI Life”), AI LSI-SPV LLC (“AI SPV”), AI LSI Management LLC (“AI LSI”) and Access Industries Holdings LLC (“AIH LLC”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an acquisition of common stock, $.0001 par value per share, of the Issuer (the “Common Stock”).

Mr. Blavatnik, AIM LLC, AIH LLC and AI Loxo 2 previously reported their ownership of securities of the Issuer on a Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission on February 13, 2015, as amended and supplemented by Amendment No. 1, filed on February 11, 2016. This Schedule 13D amends and replaces the Schedule 13G.

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock, $.0001 par value per share, of Loxo Oncology, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is: Tresser Blvd., 9th Floor, Stamford, CT 06901.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Management, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Access Industries, Inc.	730 Fifth Avenue New York, NY 10019	Holding strategic investments and managing companies holding strategic investments in a variety of industries worldwide	New York

Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

AI Loxo Holdings 2 LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding company for investment in the Issuer	Delaware

AI Life Sciences Investments LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of life science industry investments worldwide	Delaware

AI LSI-SPV LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of life science industry investments worldwide	Delaware

AI LSI Management LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Manager of holdings of strategic investments in a variety of life science industry investments worldwide	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of Access Industries, Inc.

Item 3	Source and Amount of Funds or Other Considerations

AI Life purchased 320,000 shares of the Issuer’s Common Stock on January 10, 2017 at a purchase price of $31 per share. AI Life previously purchased 232,558 shares of the Issuer’s Common Stock at an aggregate purchase price of $4,999,997. AI Loxo 2 acquired 160,000 shares of the Issuer’s Common Stock at an aggregate purchase price of $4,240,000. AI Life and AI Loxo 2 funded these purchases using capital contributed from affiliated entities. The affiliated entities funded that capital using cash on hand. Affiliates of AI Loxo 2 acquired 1,368,339 shares of the Issuer’s Common Stock upon conversion of the securities of the Issuer held by such affiliates at the time of the Issuer’s initial public offering. AI Loxo 2 acquired such shares in an internal reorganization.

Item 4	Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. Avi Naider, a director of the Issuer, is the President of AI LSI, the managing member of AI Life.

The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Common Stock, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

1,528,339 shares of the Issuer’s Common Stock are owned directly by AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik may be deemed to beneficially own the shares of Common Stock held directly by AI Loxo 2. AIM LLC controls AI Loxo 2, Access owns all of the outstanding membership interests of AIM LLC and Len Blavatnik controls each of Access and AIM LLC and, as a result, may be deemed to share voting and investment power over the shares of Common Stock beneficially owned by AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Loxo 2, disclaims beneficial ownership of the shares of Common Stock held by AI Loxo 2.

552,558 shares of the Issuer’s Common Stock are owned directly by AI Life. Each of AI LSI, AI SPV, AIH LLC, AIM LLC, Access and Len Blavatnik may be deemed to beneficially own the shares of common stock held directly by AI Life. AI SPV as a holder of certain membership interests in AI Life and AIH LLC as the holder of all of the outstanding membership interests of AI SPV may be deemed to share investment power over the shares of Common Stock held by AI Life. AI LSI is the managing member of AI Life, AIM LLC controls each of AI Life, AI LSI and AIH LLC, Access owns all of the outstanding membership interests of AIM LLC and Len Blavatnik controls each of Access and AIM LLC and, as a result, may be deemed to share voting and investment power over the shares of Common Stock beneficially owned by AI Life. Each of AI LSI, AI SPV, AIH LLC, AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Life, disclaims beneficial ownership of the shares of Common Stock held by AI Life.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On January 10, 2017, AI Life purchased 320,000 shares of Class A Common Stock at $31 per share from an underwriter under the Issuer’s public offering of Common Stock pursuant to the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(5) on January 5, 2017.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of January 17, 2017.

99.2	Power of Attorney, dated as of July 9, 2014, executed for Len Blavatnik (incorporated herein by reference to Exhibit 99.2 to the Schedule 13G (file number 005-88267) filed with the Securities and Exchange Commission on February 13, 2015 by AI Loxo Holdings LLC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2017

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

ACCESS INDUSTRIES, INC.	/s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

AI LOXO HOLDINGS 2 LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

AI LIFE SCIENCES INVESTMENTS LLC	By: AI LSI Management LLC, its Manager By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

AI LSI-SPV LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

AI LSI MANAGEMENT LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno Signature Alejandro Moreno / Executive Vice President Name/Title

* Signature Len Blavatnik Name

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the SEC on February 13, 2015).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Executive Officers of Access Industries, Inc.

Name	Business Address	Principal Occupation or Employment	Jurisdiction of Citizenship

Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman and Director	United States of America

Alejandro Moreno	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President, General Counsel and Secretary	United States of America

Alex Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President, Vice Chairman and Director	United States of America

Richard B. Storey	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President, Chief Financial Officer	United States of America

Lincoln Benet	c/o Access Industries, Inc. 6th Floor, Marble Arch House 66 Seymour Street London, W1H 5BT	President, Chief Executive Officer	United States of America and United Kingdom